IGLER AND PEARLMAN, P.A.

August 31, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston, David Lin,

William Schroeder, and Benjamin Phippen

RE:    BayFirst Financial Corp. Registration Statement on Form S-1

  Filed May 11, 2021 File No. 333-256009

Ladies and Gentlemen:

On behalf BayFirst Financial Corp. (the “Company”), please accept this letter as the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated June 7, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1. The Company has also amended the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter such amended Registration Statement, which reflects these revisions and updates and clarifies certain other information.

Each comment from the Comment Letter is restated below prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please revise the prospectus cover page to provide the pricing information for the offered securities, including the common stock and the warrants. See Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the prospectus cover page to address this comment.

Risk Factors

We are an emerging growth company, and the reduced disclosure requirements..., page 20

2.

We note disclosure on page ii that you intend to avail yourselves of the extended transition period for applying new or revised accounting standards. Please revise your risk factor to disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, please revise your filing to provide a similar statement in your critical accounting policy disclosures.

Response: The Company has added disclosures on pages 21 and 36 to address this comment.

August 31, 2021

3.

Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response: The Company has added a risk factor on page 21 to address this comment.

No Proceeds, page 22

4.	Please disclose your use of proceeds, if any, that you may receive from those selling stockholders who exercise their warrants.

Response: The Company has modified the disclosure on page 24 to address this comment.

Business, page 26

5.	Please revise to disclose the criteria used to underwrite your loans and lines of credit for each portfolio, including loan to value standards.

Response: The Company has revised the disclosure on pages 31 to 33 to address this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

6.

Please revise to include a discussion of your critical accounting policies that require significant judgments, assumptions and estimates and that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods. Refer to SEC Release No. 33-8350.

Response: The Company has added disclosure on page 36 to address this comment.

Loan Portfolio Composition, page 34

7.	Please revise to disclose the geographic composition of your loan portfolio for each period presented.

Response: The Company has added a table and related disclosure on page 41 to address this comment.

August 31, 2021

Management

Non-Director Management, page 51

8.

Please disclose the business experience over the last five years for each of your executive officers and/or director nominees. For example, revise the disclosure on Mr. Benner’s experience to include his occupation/business experience between leaving 1st Manatee Bank in 2016 to joining the Bank in August 2018. Also revise to disclose Ms. Jaber’s occupation before joining the Company in 2017 and to include the year Mr. Zernick joined the Company and to cover each of the past five years of his business experience. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosures on pages 58 and 59 to address this comment.

Principal and Registered Stockholders, page 63

9.

We note the row in the table for “Other Registered Stockholders.” Please revise to name these selling stockholders individually and disclose the amount of securities to be offered for each stockholder’s account as well as the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering. Refer to Item 507 of Regulation S-K.

Response: Please see our response letter dated August 5, 2021, and the revised disclosure on pages 72 to 74.

As described in that letter, the Company’s purpose in pursuing this registration is the initial step in transitioning its stock from an illiquid, private security, to a more liquid, exchange traded security. By seeking to register all outstanding shares and their resale, the Company is treating all shareholders equally and affording each of them an opportunity to hold or transfer their shares at the same time. The Company’s course of action, even without disclosure of all shareholders’ personal information, is more transparent and definitive than the non-public and inherently uncertain process of removing legends and consummating sales pursuant to, or materially consistent with, Rule 144.

We do not see the benefit to the investing public or the markets in general in requiring full disclosure of all shareholders’ personal information. We believe that it is appropriate for the Staff to permit the Company to proceed with its proposed disclosure and not require disclosures which were not required of larger registrants such as Spotify Technology S.A. (Registration No. 333-223300) and Slack Technologies, Inc. (Registration No. 333-231041).

10.

Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. For each selling stockholder that is not a natural person, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling entity, including such person’s identity and the nature of such person’s material relationship. See Item 507 of Regulation S-K. For additional guidance, see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: Please see our response letter dated August 5, 2021, and the revised disclosure on pages 72 to 74.

11.

Please revise to describe the transactions in which the selling stockholders acquired their shares, including the dates of the transactions and the amount of consideration paid. If the transactions occurred within the last three years and were unregistered, please include disclosure responsive to Item 701 of Regulation S-K.

Response: Please see our response letter dated August 5, 2021, and the revised disclosure on pages 72 to 74.

August 31, 2021

Consolidated Statements of Income, page F-5

12.

It appears that each of the components of the “residential loan fee income” line item on the income statement exceeds one percent of the aggregate of total interest income and other income. Please refer to Rule 9-04 of Regulation S-X and either revise to disaggregate this line item on the face of the income statement or explain to us how you determined that it was not necessary to disaggregate this line item.

Response: In accordance with Rule 9-04 of Regulation S-X, items exceeding one percent of the aggregate of total interest income and other income should be disclosed on the face of the income statement or in the notes thereto. The residential loan fee components are inter-related and thus, the Company believes that aggregating them together on the face of the income statement, but disclosing them in the notes to the audited financial statement is an appropriate presentation.

Exhibits

13.	We note that your Warrant Agreement filed as Exhibit 4.4 includes an exclusive forum provision in Section 8.3. Please revise your filing to address the following:

•	include a detailed discussion of this provision, including how it may impact investors and any material risks arising therefrom, as applicable;

•	include disclosure regarding any questions as to enforceability under federal and state law and

•	disclose whether this provision applies to claims under the Securities Act and/or the Exchange Act.

We may have further comments based on your revisions.

Response: On July 6, 2021, the Company and Continental Stock Transfer & Trust Company amended their Warrant Agreement to eliminate the exclusive forum provision. A copy of the amendment is Exhibit 4.5 to the Amendment.

14.

The legality opinion filed as Exhibit 5.1 states that the Warrants “have been validly issued, are fully paid, and are nonassessable.” Please file a revised legality opinion that opines on whether the Warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

Response: A revised legal opinion is filed with the Amendment as Exhibit 5.1.

August 31, 2021

General

15.

Because of the size and nature of the transaction being registered compared to the number of your outstanding shares held by non-affiliates, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) of the Securities Act. Please provide a detailed legal analysis regarding why the offering should not be viewed as an indirect, primary transaction and why the selling stockholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response.

Response: Please see our response letter dated August 5, 2021.

We thank you for your review of the foregoing and the amended Registration Statement. Please contact me should you have any additional questions or comments.

Sincerely,

IGLER AND PEARLMAN, P.A.
/s/ Richard Pearlman
Richard Pearlman

cc:    Robin L. Oliver, Chief Financial Officer, BayFirst Financial Corp.